

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

April 18, 2011

Leslie H. Goldberg
Chief Executive Officer
Bowl America Incorporated
6446 Edsall Road
Alexandria, VA 22312

      Re: Bowl America Incorporated
             Form 10-K
             Filed September 24, 2010
             File No. 001-07829

Dear Mr. Goldberg:

      We have completed our review of your filing and do not have any further comments at this time.

                        Sincerely,

                        Lauren Nguyen
                        Attorney-Advisor